UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

[X]	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[ ]	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended March 31, 2019

APEX FARMS CORP.

(Exact name of issuer as specified in its charter)

Nevada	82-2923032
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

501 Silverside Road, PMB #352, Wilmington, DE 19809

(Full mailing address of principal executive offices)

(302) 307-3668

(Issuer’s telephone number, including area code)

Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to Apex Farms Corp., a Nevada corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” included in our Offering Statement on Form 1-A, as amended and supplemented to date (file no. 024-10856), and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about our company include financial projections and future estimates and expectations about our company’s business. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

Overview

We are a vertical farming technology company with what we believe to be a unique vertical farming system that uses patented technology to allow farmers to grow up to 10 times more produce in a given area than they would be able to grow without our system based upon our testing. The vertical hydroponic system, meaning plants are grown without soil by exposing roots to mineral nutrient solutions in a water solvent, aims to reduce expenses associated with energy, water, space, and labor. Our system has been tested by our founder and CEO for over 3 years and such testing has shown that our system can reduce water usage both indoors and outdoors by over 85% compared to farming without our system. Furthermore, unlike most of our competitor’s systems, our system is effective both indoors and outdoors.  Our system is also fully scalable and allows farmers to maximize their space with the ability to grow everything but trees. We plan to sell our proprietary vertical growing systems to farmers and produce growers who wish to establish a higher produce sales yields. We plan to assemble all of our systems on and off site and utilize bulk sourced materials from outsourced manufacturers.

We plan to either sell or license our systems to our future customers. Purchasers of our systems will receive installation service and we will offer support services. We will employ and engage as contractors experienced construction workers to make sure the system is constructed properly. Once the system is constructed, we will perform a final test on the system to make sure everything is in working order, and that the customer is satisfied with the quality of the system.  Alternatively, our clients will be able to license our system and receive technical support and maintenance services from us. Licensing rights are available for one and two-year terms, with options for renewal. Additionally, we plan to provide a senior level consultant to assist farmers in the operation and maintenance of the system. It is our goal to help the customer from start to finish, including everything from assessing the proper contract, finding the right construction crews, and troubleshooting any issues that might come up.

We also plan to acquire or lease our own land and build our own vertical farms and sell produce.  In addition, we plan to offer landowners joint venture opportunities where we can establish and maintain farms on the land of others and provide them with profit sharing opportunities.

We also plan to provide farmers networking services to help them identify local restaurants, wholesale distribution, and even floral shops to distribute their produce.

Since our inception on September 19, 2017, we have devoted substantially all of our efforts to business planning, research and development, product development, general and marketing activities, and raising capital. Accordingly, we are considered to be in the development stage, since we are devoting substantially all of our efforts to research and development, product development, establishing systems and procedures for our business and planned principal operations. We have limited revenues from operations to date and therefore lack meaningful capital reserves, except for the proceeds from our recent offerings described below.

Recent Developments

On April 1, 2019, we entered into a purchase order agreement with Keystone, LLC for 100 units of A5 Vertical Farming systems for $50,000.

Going Concern

Our current financial condition raises substantial doubt regarding our ability to continue as a going concern. Our financial statements are prepared using U.S. generally accepted accounting principles, or GAAP, applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying financial statements, we have sustained substantial losses from operations since inception and do not have a predictable revenue stream. In addition, we have used, rather than provided, cash in our operations. The lack of a proven profitable business strategy that would generate a predictable revenue stream raise substantial doubt for our company to continue as a going concern, which is also included in our independent auditor’s report. It is management’s plan in this regard to obtain additional working capital through equity financings. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

Results of Operations

For the six months ended March 31, 2019, we generated no revenue and our cost of sales was $250.  Our general and administrative expenses totaled $540,892, which consisted primarily of compensation for employees and consultants (including stock-based compensation), professional fees other expenses incurred in connection with general operations.  As a result of the foregoing, our net loss for the six months ended March 31, 2019 was $541,142.

For the six months ended March 31, 2018, we generated no revenue and our cost of sales was $154.  Our general and administrative expenses totaled $112,667, which consisted primarily of compensation for employees and consultants (including stock-based compensation), professional fees other expenses incurred in connection with general operations.  As a result of the foregoing, our net loss for the six months ended March 31, 2018 was $112,821.

As noted above, our total general and administrative expenses increased by $428,225, or 380%, year-over-year. This increase was due to increases in stock-based compensation, contract labor, professional fees and travel and meeting expenses.

Liquidity and Capital Resources

As of March 31, 2019, we had cash and cash equivalents in the amount of $8,810 and total liabilities of $46,474. The following table provides detailed information about our net cash flow for the period indicated:

Cash Flow

	Six Months Ended March 31,
	2019	2018
Net cash provided by (used in) operating activities	$(156,300)	$3,073
Net cash used in investing activities	(5,206)	-
Net cash provided by financing activities	156,369	1,000
Net increase (decrease) in cash and cash equivalents	(5,137)	4,073
Cash and cash equivalents at beginning of period	13,947	-
Cash and cash equivalent at end of period	$8,810	$4,073

Our net cash used in operating activities for the six months ended March 31, 2019 was $156,300, which consisted of our net loss of $541,142 and decreases in accounts payable and accrued expenses of $16,269 and advance from related party of $6,150, offset by stock based compensation in the amount of $360,818, prepaid construction expense in the amount of $41,000, depreciation expense of $593, and deferred revenue of $4,850. Our net cash provided by operating activities for six months ended March 31, 2018 was $3,073, which consisted of our net loss of $112,821 and decreases in accounts payable and accrued expenses in the amount of $3,738, offset by advance from related party of $8,642 and stock based compensation of $110,990.

Our net cash used in investing activities for six months ended March 31, 2019 was $5,206, which consisted of purchases of fixed assets. We had no investing activities for the six months ended March 31, 2018.

Our net cash provided by financing activities for the six months ended March 31, 2019 was $156,369, which consisted of cash received for the sale of stock. Our net cash provided by financing activities for the six months ended March 31, 2018 was $1,000, which consisted of cash received for subscription payable.

On April 24, 2018, we completed an equity crowdfunding offering under Section 4(a)(6) of the Securities Act of 1933, as amended, or the Securities Act, and Regulation Crowdfunding promulgated thereunder. We raised a total of $206,669 through the sale of 2,952,421 shares of Series Seed Preferred Stock. As a result of this offering, we received net proceeds of approximately $191,203. All of the shares of Series Seed Preferred Stock automatically converted into shares of common stock on a 1-to-1 basis upon the initial closing of the Regulation A offering described below.

On September 12, 2018, we launched our initial public offering under Regulation A of Section 3(6) of the Securities Act for Tier 2 offerings, pursuant to which we are offering up to 5,000,000 shares of common stock at an offering price of $0.20 per share for gross proceeds of up to $1,000,000. As of March 31, 2019, we have raised approximately $156,329 in gross proceeds through the sale of 781,844 shares of common stock. As a result, we have received net proceeds of approximately $116,689. Upon completion of the first closing of the Regulation A offering on October 1, 2018, all shares of our Series Seed Preferred Stock were automatically converted into 3,011,469 shares of common stock.

Historically, we have been funded through the proceeds of these offerings and capital contributions made by our CEO. There is substantial doubt if we can continue as an on-going business for the next twelve months unless we are successful in generating sufficient revenues from our operations or we obtain additional capital. Due to our early stage of development, we do not anticipate that we will generate sufficient revenues from our operations for the next twelve months. Accordingly, we must raise cash from sources other than operations or our business may fail. It is management’s plan in this regard to obtain additional working capital through equity financings. However, we have not identified any potential source of alternative financing. There can be no guarantees that any such financing would become available to us. If we cannot raise additional capital, we would be required to cease business operations. As a result, investors would lose all of their investment.

Capital Expenditures and Other Obligations

We incurred capital expenditures of $5,206 in the six months ended March 31, 2019. We estimate that our total capital expenditures in the year ended September 30, 2019 will reach approximately $200,000. Such funds will be used to build our own vertical farms in Wilmington, Delaware and in the County of Pueblo, Colorado.

Off-Balance Sheet Arrangements

As of March 31, 2019, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Revenue and Cost Recognition. We apply revenue recognition provisions pursuant to ASC No. 606, Revenue Recognition, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. The guidance outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies.

We determine revenue recognition through the following steps:

•identification of the contract, or contracts, with a customer;

•identification of the performance obligations in the contract;

•determination of the transaction price;

•allocation of the transaction price to the performance obligations in the contract; and

•recognition of revenue when, or as, we satisfy a performance obligation.

Cash and Cash Equivalents. We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Fair Value of Financial Instruments. Our balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. ASC 820, “Fair Value Measurements and Disclosures”, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

-Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

-Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

-Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued expenses.

Stock-Based Compensation. ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). We account for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (Accounting Standards Codification 606 (“ASC 606”)).” ASU No. 2014-09 provides guidance for revenue recognition. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under current guidance.  These may include identifying performance obligations in the contract and estimating the amount of variable consideration to include in the transaction price attributable to each separate performance obligation. Subsequent to the initial standards, the FASB has also issued several ASUs to clarify specific revenue recognition topics. This guidance is effective for our company for its fiscal year beginning on October 1, 2018. We have adopted this standard using the modified retrospective approach to initially apply the update and recognize the remaining contract value at the date of application. We do not expect the adoption of ASU 2014-09 to have any impact on our total cash flows from operating, investing or financing activities.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. Under this guidance, an entity is required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. This guidance offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. We are currently evaluating the impact of the adoption of this standard will have on our financial statements.

Item 2.Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

Item 3.Financial Statements

APEX FARMS CORP.

BALANCE SHEETS

	March 31, 2019	September 30, 2018
	(Unaudited)
ASSETS
Cash & Cash Equivalents	$8,810	$13,947
Prepaid Expenses	-	41,000
Property, plant and equipment, net	7,939	3,325
TOTAL ASSETS	$16,749	$58,272

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts Payable and accrued expenses	$37,625	$53,893
Advances from related party	-	6,150
Deferred Revenue	8,850	4,000
TOTAL LIABILITIES	$46,474	$64,043

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, $0.0001 par value; 50,000,000 shares authorized; 0 and 3,011,469 issued and outstanding as of March 31, 2019 and September 30, 2018, respectively	-	301
Common stock, $0.0001 par value; 100,000,000 shares authorized; 22,521,456 and 16,924,057 issued and outstanding as of March 31, 2019 and September 30, 2018, respectively	2,252	1,692
Additional paid in capital	1,047,146	530,218
Accumulated deficit	(1,079,124)	(537,982)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(29,725)	(5,771)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$16,749	$58,272

The accompanying notes are an integral part of these financial statements.

APEX FARMS CORP.

STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended March 31, 2019	Six Months Ended March 31, 2018
Revenue	$-	$-
Cost of sales	250	154
Gross loss	(250)	(154)

Expenses:
General and administrative	540,892	112,667

Operating loss	(541,142)	(112,821)

Net loss	$(541,142)	$(112,821)

Basic and diluted loss per share	$(0.03)	$(0.01)
Weighted average number of common shares outstanding – basic and diluted	21,148,162	13,022,719

The accompanying notes are an integral part of these financial statements.

APEX FARMS CORP.

STATEMENT OF STOCKHOLDERS EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED MARCH 31, 2019

(UNAUDITED)

	Preferred Shares	Par Value Preferred Shares	Common Shares	Par Value Common Shares	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, September 30, 2018 (Audited)	3,011,469	$301	16,924,057	$1,692	$530,218	$(537,982)	$(5,771)
Stock based compensation	-	-	1,804,086	181	360,637	-	360,818
Common shares issued for preferred shares	(3,011,469)	(301)	3,011,469	301	-	-	-
Stock sold for cash	-	-	781,844	78	156,291	-	156,369
Net loss	-	-	-	-	-	(541,142)	(541,142)
Balances, March 31, 2019	-	$-	22,521,456	$2,252	$1,047,146	$(1,079,124)	$(29,725)

                                    The accompanying notes are an integral part of these financial statements

APEX FARMS CORP.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended March 31, 2019	Six Months Ended March 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(541,142)	$(112,821)
Adjustments to reconcile net loss to net cash used in operations:
Stock based compensation	360,818	110,990
Contributed capital	-	-
Depreciation expense	593	-
Change in current assets and liabilities:
Prepaid expenses	41,000	-
Accounts payable and accrued expenses	(16,269)	(3,738)
Advances from related party	(6,150)	8,642
Deferred revenue	4,850	-
Net Cash Used in Operating Activities	(156,300)	3,073

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for purchase of fixed assets	(5,206)	-
Net Cash Used in Investing Activities	(5,206)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Stock sold for cash	156,369
Cash received from subscription payable	-	1,000
Net Cash Provided by Financing Activities	156,369	1,000

CHANGE IN CASH	(5,137)	4,073

CASH AT BEGINNING OF PERIOD	$13,947	$-

CASH AT END OF PERIOD	$8,810	$4,073

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Common shares issued for preferred shares	$301	$-

The accompanying notes are an integral part of these financial statements.

APEX FARMS CORP.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

MARCH 31, 2019 AND 2018

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Apex Farms Corp., a Nevada corporation (the “Company”), was incorporated under the laws of the State of Nevada on September 19, 2017 with the name Apex Farms Corp. The Company intends to serve as a vehicle to make a business out of proprietary technology. As of March 19, 2019, the Company has limited operations.

The Company has elected September 30th as its fiscal year end.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Revenue and Cost Recognition

The Company applies revenue recognition provisions pursuant to ASC No. 606, “Revenue Recognition,” which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the Securities and Exchange Commission. The guidance outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies.

The Company determines revenue recognition through the following steps:

•identification of the contract, or contracts, with a customer;

•identification of the performance obligations in the contract;

•determination of the transaction price;

•allocation of the transaction price to the performance obligations in the contract; and

•recognition of revenue when, or as, we satisfy a performance obligation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at March 31, 2019.

Basic Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC Topic 260, “Earnings per Share.” Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

The Company does not have any potentially dilutive instruments as of March 31, 2019 and, thus, anti-dilution issues are not applicable.

Fair Value of Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, “Fair Value Measurements and Disclosures,” defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2019 and September 30, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued expenses.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans as of March 31, 2019 and September 30, 2018.

The Company’s stock based compensation for the six months ended March 31, 2019 and 2018 was $360,818 and $110,990, respectively.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (Accounting Standards Codification 606 (“ASC 606”)).” ASU No. 2014-09 provides guidance for revenue recognition. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under current guidance.  These may include identifying performance obligations in the contract and estimating the amount of variable consideration to include in the transaction price attributable to each separate performance obligation. Subsequent to the initial standards, the FASB has also issued several ASUs to clarify specific revenue recognition topics. This guidance is effective for the Company for its fiscal year beginning on October 1, 2018. The Company has adopted this standard using the modified retrospective approach to initially apply the update and recognize the remaining contract value at the date of application. The Company does not expect the adoption of ASU 2014-09 to have any impact on its total cash flows from operating, investing or financing activities.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. Under this guidance, an entity is required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. This guidance offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard will have on its financial statements.

NOTE 3 – GOING CONCERN

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company demonstrates adverse conditions that raise substantial doubt about the Company’s ability to continue as a going concern for one year following the issuance of these financial statements. These adverse conditions are negative financial trends, specifically operating loss, working capital deficiency, and other adverse key financial ratios.

The Company has not established enough sources of revenue to cover its operating costs. Management plans to fund operating expenses with related party contributions to capital. There is no assurance that management’s plan will be successful.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

NOTE 4 – PREPAID EXPENSES

On April 25, 2018, the Company paid $100,000 in cash to a third party for prepaid construction and consulting. During the year ended September 30, 2018, $59,000 was expensed for business consulting work performed.  During the six months ended March 31, 2019 the remaining $41,000 was used to pay for additional consulting services.

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The Company had accounts payable and accrued expenses totaling $37,625 and $53,893 at March 31, 2019 and September 30, 2018, respectively.  These consisted primarily of professional fees and marketing expenses.

NOTE 6 – DEFERRED REVENUE

Deferred revenue totaled $8,850 and $4,000 as of March 31, 2019 and September 30, 2018, respectively. During the six months ended March 31, 2019, eight customers ordered and paid a total of $4,850 for systems which were not yet produced and delivered at March 31, 2019.  During the six months ended March 31, 2018, a customer had made a payment on a system but has not yet confirmed a date to set up the system.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company follows ASC 450-20, “Loss Contingencies,” to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Except as set forth below, there were no commitment or contingencies as of March 31, 2019.

On May 1, 2018, the Company entered into an employment agreement with Mr. Woods-Leo for his services as Chief Executive Officer, which was amended on June 1, 2018. Under the employment agreement, as amended, Mr. Woods-Leo is entitled to an annual base salary of $125,000, which shall be increased annually by no less than 5% or such greater amount as is determined by the Company’s board of directors.  As the Company does not have the cash necessary to pay the base salary for at least the first year of Mr. Woods-Leo’s employment, on June 1, 2018, the Company paid his salary for the first year of his employment (May 1, 2018 until April 30, 2019) in advance through the issuance of 1,785,714 shares of common stock. Until such time as the Company’s cash flow supports the payment of Mr. Woods-Leo’s base salary (as determined in good faith by our board of directors), the Company is not required to pay such base salary and, instead, the base salary shall accrue on the Company’s books as a debt or liability to Mr. Woods-Leo. Alternatively, at the Company’s option, the Company may pay all or any portion of the base salary by the issuance of common stock having a value that is equal to the then owing amount of accrued base salary as determined by the board of directors in good faith. Mr. Woods-Leo shall be reimbursed for all reasonable and necessary expenses paid by him during the employment term, shall be entitled to three weeks of paid vacation per year, and received a signing bonus of 357,143 shares of common stock. The term of Mr. Woods-Leo’s employment is for three years commencing on May 1, 2018 and automatically renews for successive one-year periods until the employment agreement is terminated in accordance with its terms. If Mr. Woods-Leo is terminated without cause, he is entitled to severance pay for a period equal to the greater of twelve months or the remainder of the term of the agreement.

On February 11, 2019, the Company entered into an employment contract with Mr. Robert White for his services as Vice President of Prefabrication. Under the employment contract, Mr. White is entitled to an annual base salary of $60,000, payable monthly. All salary shall be paid in common stock until such time as the Company has the cash necessary to pay in cash. The term of Mr. White’s employment is for 1 year commencing on February 11, 2019. The employment contract may be terminated by either party upon 30 days’ written notice, provided that if Mr. White is in violation of the contract, then the Company may terminate the contract immediately.

On January 1, 2018, the Company entered into a royalty agreement with David Allen.  Pursuant to the terms of the royalty agreement, the Company is required to pay to Mr. Allen a royalty at a rate of 1% on annual net sales after taxes.  The royalty agreement defines “net sales” as gross sales of the Company and its licensees and sublicensees excluding excise duty and sales tax.  The term of the agreement is for three years commencing on January 1, 2018 and ending on December 31, 2020.  The royalty is due and payable each year within sixty (60) days following the close of the applicable fiscal year.  If the Company does not timely pay the royalty when due, the Company is required to pay interest in the unpaid amount at a rate of 10% per annum.

NOTE 8 – STOCKHOLDER’S EQUITY

Preferred Stock

The authorized preferred stock of the Company consists of 50,000,000 shares with a par value of $0.0001. As of March 31, 2019 and September 30, 2018, the Company had 0 and 3,011,469 shares of preferred stock issued and outstanding, respectively.

On April 4, 2018, the Company filed Amended and Restated Articles of Incorporation with the Nevada Secretary of State to, among other things, designate 10,000,000 shares of its preferred stock as “Series Seed Preferred Stock” and establish the terms thereof.

On April 24, 2018, the Company completed an equity crowdfunding offering under Section 4(a)(6) of the Securities Act of 1933, as amended, and Regulation Crowdfunding promulgated thereunder. The Company raised a total of $206,669 through the sale of 2,952,421 shares of Series Seed Preferred Stock. As a result of this offering, the Company received net proceeds of approximately $191,203. In connection with this offering, the Company also issued 59,048 shares of Series Seed Preferred Stock to First Democracy VC, the platform for the offering, as partial consideration for their services.

Upon completion of the first closing of the Regulation A offering described below on October 1, 2018, all shares of Series Seed Preferred Stock were automatically converted into 3,011,469 shares of common stock.

Common Stock

The authorized common stock of the Company consists of 100,000,000 shares with a par value of $0.0001. As of March 31, 2019 and September 30, 2018, the Company had 22,521,456 and 16,924,057 shares of common stock issued and outstanding.

On May 1, 2018, the Company entered into a sublease with Mr. Woods-Leo for the lease of 1,000 square feet of grow space. Under the sublease agreement, the Company can use the outdoor space to grow produce for an initial term of three (3) years with the option to extend the term for up to an additional two (2) years. In consideration for this lease, Mr. Woods-Leo received 950,000 shares of common stock valued at $66,500 based on recent cash selling prices of shares.

On May 1, 2018, the Company entered into an employment agreement with Mr. Woods-Leo, which was amended on June 1, 2018. On June 1, 2018, the Company paid his salary for the first year of his employment (May 1, 2018 until April 30, 2019) in advance through the issuance of 1,785,714 shares of common stock valued at $125,000 based on recent cash selling prices of shares. Mr. Woods-Leo also received a signing bonus of 357,143 shares of common stock valued at $25,000 based on recent cash selling prices of shares. See also Note 7.

On January 28, 2018, the Company entered into an offer letter with Mr. White for his services as Vice President of Prefabrication. As compensation for the services to be provided by Mr. White, the Company agreed to issue to Mr. White 21,000 shares of common stock. The Company issued 600 shares on January 28, 2018 and agreed to issue Mr. White 1,700 shares for each month that Mr. White remains in the Company’s employ, valued at a total of $1,750 based on recent cash selling prices of shares. Mr. White’s employment under the offer letter was at will and could be terminated at any time.

On February 11, 2019, the Company entered into an employment contract with Mr. White. On February 25, 2019, the Company issued 25,000 shares of common stock to Mr. White as compensation for his services as Vice President of Prefabrication under the contract, valued at a total of $5,000 based on recent cash selling prices of shares. See also Note 7.

In January 2018, the Company entered into separate consulting agreements with VentureNet Capital Group. Inc., Tom Preziuso, Dave Allen and Thomas Wick, pursuant to which, as sole compensation, the Company issued (or agreed to issue in the case of Mr. Wick) to these consultants 500,000, 300,000, 500,000 and 25,000 shares of the Company’s common stock, respectively, valued at a total of $91,000 based on recent cash selling prices of shares. Mr. Wick was issued 1,000 shares on January 27, 2018 and the remaining shares were issued over the year at the rate of one-twelfth per month.

In February 2019, the Company issued 50,000 common shares to Andrew Cochran, sales associate for the Company, as an employment contract signing bonus valued at $10,000 based on recent cash selling prices of shares.

During the six months ended March 31, 2019, 781,844 shares of common stock were sold to a total of 187 investors for total proceeds of $156,369.

In February and March 2019, Mr. Woods-Leo was issued a total of 1,000,000 shares of common stock pursuant to his employment contract with the Company, valued at $200,000 based on recent cash selling prices of shares.

The Company did not have any potentially dilutive instruments as of March 31, 2019 and September 30, 2018 and, thus, anti- dilution issues are not applicable.

Warrant

On January 11, 2018, the Company issued a five-year warrant to its outside corporate and securities counsel in exchange for such counsel’s agreement to defer legal fees for up to four months. The warrant provides the holder with the right to purchase 388,143 shares of common stock at an exercise price of $0.07 valued at $17,806 on the grant date. The warrant may be exercised on a cashless basis.

This warrant does not trade in an active securities market, and as such, the Company estimates the fair value of the warrant using the Black-Scholes Option Pricing Model using the following assumptions:

Risk free interest rates	0%
Expected life	5 years
Estimated volatility	83%
Dividend yield	—%

The risk-free interest rate assumption is based upon observed interest rates on the United States government securities appropriate for the term of the warrant.

The expected term is based on the remaining term of the warrant.

The Company determined the expected volatility assumption using the historical volatility of comparable public companies’ common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

NOTE 9 – RELATED-PARTY TRANSACTIONS

Equity

On May 1, 2018, the Company entered into a sublease with Mr. Woods-Leo for the lease of 1,000 square feet of grow space. Under the sublease agreement, the Company can use the outdoor space to grow produce for an initial term of three (3) years with the option to extend the term for up to an additional two (2) years. In consideration for this lease, Mr. Woods-Leo received 950,000 shares of common stock valued at $66,500 based on recent cash selling prices of shares.

On May 1, 2018, the Company entered into an employment agreement with Mr. Woods-Leo, which was amended on June 1, 2018. On June 1, 2018, the Company paid his salary for the first year of his employment (May 1, 2018 until April 30, 2019) in advance through the issuance of 1,785,714 shares of common stock valued at $125,000 based on recent cash selling prices of shares. Mr. Woods-Leo also received a signing bonus of 357,143 shares of common stock valued at $25,000 based on recent cash selling prices of shares. See also Note 7.

In February and March 2019, Mr. Woods-Leo was issued a total of 1,000,000 shares of common stock pursuant to his employment contract with the Company, valued at $200,000 based on recent cash selling prices of shares.

Additional paid-in capital

During the period ended June 30, 2018, Mr. Woods-Leo paid expenses on behalf of the Company totaling $11,905.  At this time, the total debt owed to Mr. Woods-Leo, $12,269, was forgiven and that amount was recorded as additional paid-in capital.

Advances

As of September 30, 2018, Mr. Woods-Leo had paid expenses on behalf of the Company totaling $6,150. This debt was repaid in full during the six months ended March 31, 2019.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 25, 2019. Based on our evaluation, except as set forth below, no events have occurred requiring adjustment or disclosure.

On April 1, 2019, the Company entered into a purchase order agreement with Keystone, LLC for 100 units of A5 Vertical Farming systems for $50,000.

On April 1, 2019, the Company issued 25,000 shares of common stock to Mr. White for his services as Vice President of Prefabrication under his employment contract, valued at a total of $5,000 based on recent cash selling prices of shares.

On April 9, 2019, the Company issued 10,000 shares of common stock to Mr. Kyle Perri for his consulting services, valued at a total of $2,000 based on recent cash selling prices.

On May 1, 2019, the Company issued 25,000 shares of common stock to Mr. White for his services as Vice President of Prefabrication, valued at a total of $5,000 based on recent cash selling prices of shares.

On May 2, 2019, the Company issued 2,000,000 shares of common stock to Mr. Alexander M. Woods-Leo for compensation for the second year of his employment agreement, valued at $400,000 based on recent cash selling prices of shares.

On May 9, 2019, the Company issued 10,000 shares of common stock to Mr. Perri for his consulting services, valued at a total of $2,000 based on recent cash selling prices.

On June 1, 2019, the Company issued 50,000 shares of common stock to Ms. Melissa Kennedy for her services as Director of Accounting, valued at $10,000 based on recent cash selling prices.

On June 1, 2019, the Company issued 25,000 shares of common stock to Mr. White for his services as Vice President of Prefabrication under his employment contract, valued at $5,000 based on recent cash selling prices.

On June 9, 2019, the Company issued 10,000 shares of common stock to Mr. Perri for his consulting services, valued at a total of $2,000 based on recent cash selling prices.

Item 4.Exhibits

Exhibit No.	Description
2.1	Amended and Restated Articles of Incorporation of Apex Farms Corp. (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on June 20, 2018)
2.2	Bylaws of Apex Farms Corp. (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on June 20, 2018)
3.1	Warrant issued by Apex Farms Corp. to Bevilacqua PLLC on January 11, 2018 (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on June 20, 2018)
3.2	Form of Warrant issued by Apex Farms Corp. to StartEngine Crowdfunding, Inc. (included in Exhibit 6.16)
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Amended Offering Statement on Form 1-A filed on May 16, 2019)
6.1

Technology Assignment Agreement, dated September 19, 2017, between LeoTech Holdings, Inc. and Apex Farms Corp. (incorporated by reference to Exhibit 6.1 to the Offering Statement on Form 1-A filed on June 20, 2018)

6.2	Royalty Agreement, dated January 1, 2018, between Apex Farms Corp. and David Allen (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed on June 20, 2018)
6.3	Sublease, dated May 1, 2018, between Alexander Mr. Woods-Leo and Apex Farms Corp. (incorporated by reference to Exhibit 6.3 to the Offering Statement on Form 1-A filed on June 20, 2018)
6.4

Lease with Option to Purchase, dated December 31, 2017, between Robert J. Wyatt and Apex Farms Corp. (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A filed on June 20, 2018)

6.5	Employment Agreement, dated May 1, 2018, between Apex Farms Corp. and Alexander Mr. Woods-Leo (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A filed on June 20, 2018)
6.6

Amendment No. 1 to Employment Agreement, dated June 1, 2018, between Apex Farms Corp. and Alexander Mr. Woods-Leo (incorporated by reference to Exhibit 6.6 to the Offering Statement on Form 1-A filed on June 20, 2018)

6.7	Offer Letter, dated January 26, 2018, between Apex Farms Corp. and Robert White (incorporated by reference to Exhibit 6.7 to the Offering Statement on Form 1-A filed on June 20, 2018)
6.8*	Employment Contract, dated February 11, 2019, between Apex Farms Corp. and Robert White
6.9

Independent Contractor Agreement, dated April 23, 2018, between Apex Farms Corp. and Phoenix Logistics LLC (incorporated by reference to Exhibit 6.8 to the Offering Statement on Form 1-A filed on June 20, 2018)

6.10	Consulting Agreement, dated January 26, 2018, between Apex Farms Corp. and Dave Allen (incorporated by reference to Exhibit 6.9 to the Offering Statement on Form 1-A filed on June 20, 2018)
6.11	Consulting Agreement, dated January 26, 2018, between Apex Farms Corp. and Thomas Wick (incorporated by reference to Exhibit 6.10 to the Offering Statement on Form 1-A filed on June 20, 2018)
6.12

Consulting Agreement, dated January 23, 2018, between Apex Farms Corp. and VentureNet Capital Group, Inc. (incorporated by reference to Exhibit 6.11 to the Offering Statement on Form 1-A filed on June 20, 2018)

6.13	Consulting Agreement, dated January 23, 2018, between Apex Farms Corp. and Tom Preziuso (incorporated by reference to Exhibit 6.12 to the Offering Statement on Form 1-A filed on June 20, 2018)
6.14	Engagement Letter between Apex Farms Corp. and Bevilacqua PLLC (incorporated by reference to Exhibit 6.13 to the Offering Statement on Form 1-A filed on June 20, 2018)
6.15	Supplement to Engagement Letter between Apex Farms Corp. and Bevilacqua PLLC (incorporated by reference to Exhibit 6.14 to the Offering Statement on Form 1-A filed on June 20, 2018)
6.16

Posting Agreement, dated April 18, 2019, between StartEngine Crowdfunding, Inc. and Apex Farms Corp. (incorporated by reference to Exhibit 6.15 to the Amended Offering Statement on Form 1-A filed on May 16, 2019)

8.1

Escrow Services Agreement, dated May 13, 2019, between Prime Trust, LLC and Apex Farms Corp. (incorporated by reference to Exhibit 8.1 to the Amended Offering Statement on Form 1-A filed on May 16, 2019)

*Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2019	APEX FARMS CORP.

/s/ Alexander M. Woods-Leo
Name: Alexander M. Woods-Leo
Title: Chief Executive Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)